EXHIBIT 12(a)
WELLS FARGO & COMPANY AND SUBSIDIARIES
COMPUTATION OF RATIOS OF EARNINGS TO FIXED CHARGES

	Year ended December 31,
(in millions)	2007	2006	2005	2004	2003

Earnings including interest on deposits (1):
Income before income tax expense and effect of change in accounting principle	$11,627	$12,650	$11,548	$10,769	$9,477
Fixed charges	14,428	12,498	7,656	4,017	3,606

	$26,055	$25,148	$19,204	$14,786	$13,083

Fixed charges (1):
Interest expense	$14,203	$12,288	$7,458	$3,817	$3,411
Estimated interest component of net rental expense	225	210	198	200	195

	$14,428	$12,498	$7,656	$4,017	$3,606

Ratio of earnings to fixed charges (2)	1.81	2.01	2.51	3.68	3.63

Earnings excluding interest on deposits:
Income before income tax expense and effect of change in accounting principle	$11,627	$12,650	$11,548	$10,769	$9,477
Fixed charges	6,276	5,324	3,808	2,190	1,993

	$17,903	$17,974	$15,356	$12,959	$11,470

Fixed charges:
Interest expense	$14,203	$12,288	$7,458	$3,817	$3,411
Less interest on deposits	8,152	7,174	3,848	1,827	1,613
Estimated interest component of net rental expense	225	210	198	200	195

	$6,276	$5,324	$3,808	$2,190	$1,993

Ratio of earnings to fixed charges (2)	2.85	3.38	4.03	5.92	5.76

(1)	As defined in Item 503(d) of Regulation S-K.
(2)	These computations are included herein in compliance with Securities and Exchange Commission regulations. However, management believes that fixed charge ratios are not meaningful measures for the business of the Company because of two factors. First, even if there were no change in net income, the ratios would decline with an increase in the proportion of income which is tax-exempt or, conversely, they would increase with a decrease in the proportion of income which is tax-exempt. Second, even if there were no change in net income, the ratios would decline if interest income and interest expense increase by the same amount due to an increase in the level of interest rates or, conversely, they would increase if interest income and interest expense decrease by the same amount due to a decrease in the level of interest rates.